New York, NY 10022-2585
212.940.8800 tel
212.940.8776 fax

Daren R. Domina
daren.domina@kattenlaw.com
212.940.6517 direct
212.894.5517 fax

November 4, 2010

Brion R. Thompson

Senior Counsel

Division of Investment Management

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Re: The Zweig Total Return Fund, Inc.

File Nos. 333-169516 and 811-05620

Dear Mr. Thompson:

On behalf of The Zweig Total Return Fund, Inc. (the “Fund”), we submit this response to the letter dated October 19, 2010 from the Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement on Form N-2 in connection with its proposed rights offering. Simultaneously herewith, the Fund is filing a Form N-2A reflecting the changes discussed below. The section headings and numbers below correspond to the headings and numbers in the Commission’s letter.

PROSPECTUS

Investment Objective, page 33

1. The Fund has considered the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Letter”). In addition to previously providing disclosures based on the ICI Letter, based on the Commission’s comment, the Fund has further enhanced disclosure in the Special Investment Methods section of Form N-2A on pages 36, 37 and 41.

November 4, 2010

STATEMENT OF ADDITIONAL INFORMATION

Management, page 14

2. Based on the Commission’s comment regarding Item 18.6(b) of Form N-2, the Fund has modified the table heading on page 14 to make it clearer that the table includes all directorships held by each director of the Fund during the past five years. In addition, the Fund has set off in its own paragraph under each director’s entry in the table beginning on page 14, the following sentence:

All directorships held by this Director during the past five years at any investment company registered under the 1940 Act, reporting company under Section 15(d) of the Exchange Act, and company whose shares are registered under Section 12 of the Exchange Act, have been disclosed in this Registration Statement.

3. Based on the Commission’s comment regarding Item 18.17 of Form N-2, the Fund has set off, in its own paragraph under each director’s entry in the table beginning on page 14, disclosure under the subtitle “Additional Director Information” that relates to the specific experience, qualifications, attributes, or skills that led to the conclusion that each director should serve as a director of the Fund.

Incentive Bonus, page 29

4. Based on the Commission’s comment, the Fund has revised page 30 of the above-referenced section to clarify that the incentive bonus is based upon the pre-tax performance of the Fund and to identify the peer groups used to measure the Fund’s investment performance.

Financial Statements, page F-1

5. Based on the Commission’s comment, on page F-1, the Fund has added disclosure that the unaudited financial statements, and the notes thereto, are incorporated in the Form N-2A by reference to the Fund’s Semiannual Report dated June 30, 2010.

GENERAL COMMENTS

The Fund does not intend to omit information from the final pre-effective amendment in reliance upon Rule 430A under the Securities Act of 1933. The Fund has not and does not intend to submit an exemptive application or no-action request in connection with this registration statement. Please note, as disclosed in the Fund’s letter to the Commission dated September 21, 2010 accompanying the Form N-2 filing of the same date, the Fund operates pursuant to an order under Section 6(c) of the Act granting exemptive relief from Section 19(b)

November 4, 2010

of the Act and Rule 19b-1 under the Act (In the Matter of The Zweig Total Return Fund, Inc. et al., Release No. 28485, File No. 812-13497, November 17, 2008).

Very truly yours,

/s/ Daren R. Domina

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